UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

PE

Dated as of June 28, 2002

NETIA HOLDINGS S.A.

(Translation of registrant's name into English)

UL. POLECZKI 13
02-822 WARSAW, POLAND

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☑ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.] Yes ☐ No ☑

EXPLANATORY NOTE

Attached are the following items:

1. Press Release, dated June 25, 2002;
2. Press Release, dated June 28, 2002.

This current report on Form 6-K is hereby incorporated by reference into our Registration Statement on Form F-3 filed with the Securities and Exchange Commission on May 9, 2001 (File No. 333-13480).

netia

FOR IMMEDIATE RELEASE

Contact: Anna Kuchnio (IR)
+48-22-330-2061
Jolanta Ciesielska (Media)
+48-22-330-2407
Netia
- or -
Jeff Zelkowitz
Taylor Rafferty, London
+44-(0)20-7936-0400
- or -
Andrew Saunders
Taylor Rafferty, New York
212-889-4350

CREDITORS ACCEPT ARRANGEMENT PROCEEDING PLAN FOR NETIA SUBSIDIARY

WARSAW, Poland – June 25, 2002 – Netia Holdings S.A. (Nasdaq: NTIAQ, WSE: NET), Poland's largest alternative provider of fixed-line telecommunications services, today announced that the majority of creditors of Netia Telekom S.A., one of its subsidiaries, representing over 98% of total value of claims voted on June 24, 2002 in favor of the arrangement plan submitted to the court in Warsaw. The arrangement plan for Netia Telekom S.A. is currently awaiting the required approval by the court, which is expected to be issued on June 25, 2002.

As previously announced, filings for the opening of arrangement proceedings and approval of the arrangement plans were also made by Netia Holdings S.A. and another of its subsidiaries, Netia South Sp. z o.o., all in connection with Netia's debt restructuring pursuant to the Restructuring Agreement signed on March 5, 2002. Voting by creditors is scheduled for Netia Holdings S.A. on June 28, 2002; the date for voting of creditors of Netia South has not yet been set.

Detailed conditions of the arrangement plan for Netia Telekom S.A. accepted yesterday are as follows:

1. 91.3 % of the debts subject to the arrangement plan will be written off;

2. Creditors will be repaid in annual installments;

3. Installment obligations will be denominated in Polish zloty, will be zero coupon and shall be payable on the last day of each consecutive calendar year during the period when the arrangement plan is in force:

    a) The first installment payable on December 31, 2007 shall be equal to 8.5% of the reduced claims subject to the arrangement;

- more -

b) The second installment payable on December 31, 2008 shall be equal to 8.5% of the reduced claims subject to the arrangement plan;

c) The third installment payable on December 31, 2009 shall be equal to 17% of the reduced claims subject to the arrangement plan;

d) The fourth installment payable on December 31, 2010 shall be equal to 17% of the reduced claims subject to the arrangement plan;

e) The fifth installment payable on December 31, 2011 shall be equal to 24.5% of the reduced claims subject to the arrangement plan; and

f) The sixth installment payable on December 31, 2012 shall be equal to 24.5% of the reduced claims subject to the arrangement plan.

4. Minor creditors' claims will be repaid in full commencing on the date when the decision becomes non-appealable, and thereafter on the due dates of respective claims. A minor claim shall be defined as any claim of not more than PLN 3,000,000 inclusive, in compliance with an approved list of receivables; and

5. The obligations under the arrangement plan will not be secured by any form of security interest.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see the Company's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on March 28, 2002, its Current Report on Form 6-K filed with the Commission on April 3, 2002, it Current Reports on Forms 6-K filed with the Commission on May 6, 2002, its Current Report on Form 6-K filed with the Commission on May 7, 2002, its Current Report on Form 6-K filed with the Commission on May 20, 2002, and its Current Report on Form 6-K filed with the Commission on May 24, 2002. The Company undertakes no obligation to publicly update or revise any forward-looking statements.

###

FOR IMMEDIATE RELEASE

Contact: Anna Kuchnio (IR)
+48-22-330-2061
Jolanta Ciesielska (Media)
+48-22-330-2407
Netia
- or -
Jeff Zelkowitz
Taylor Rafferty, London
+44-(0)20-7936-0400
- or -
Andrew Saunders
Taylor Rafferty, New York
212-889-4350

CREDITORS ACCEPT ARRANGEMENT PROCEEDING PLAN FOR NETIA HOLDINGS S.A.

WARSAW, Poland – June 28, 2002 – Netia Holdings S.A. (Nasdaq: NTIAQ, WSE: NET), Poland's largest alternative provider of fixed-line telecommunications services, today announced that the majority of creditors of Netia Holdings S.A., representing over 95% of total value of claims, voted on June 28, 2002 in favor of the arrangement plan submitted to the court in Warsaw. The arrangement plan for Netia Holdings S.A. is currently awaiting the required approval by the court; the hearing regarding this approval was scheduled for July 2, 2002.

As previously announced, filings for the opening of arrangement proceedings and approval of the arrangement plans were made by Netia Holdings S.A. and two of its subsidiaries, Netia Telekom S.A. and Netia South Sp. z o.o., all in connection with Netia's debt restructuring pursuant to the Restructuring Agreement signed on March 5, 2002. On June 25, 2002 the court approved the arrangement plan for Netia Telekom as voted on by its creditors on June 24, 2002. A deadline for verifying claims of creditors of Netia South, the last Netia group company under the Polish arrangement proceeding, was set for July 16, 2002. The date for voting of creditors of Netia South has not yet been set.

Detailed conditions of the arrangement plan for Netia Holdings S.A. accepted today are as follows:

1. 91.3 % of the debts subject to the arrangement plan will be written off;

2. Creditors will be repaid in annual installments;

3. Installment obligations will be denominated in Polish zloty, will be zero coupon and shall be payable on the last day of each consecutive calendar year during the period when the arrangement plan is in force:

   a) The first installment payable on December 31, 2007 shall be equal to 8.5% of the reduced claims subject to the arrangement;

b) The second installment payable on December 31, 2008 shall be equal to 8.5% of the reduced claims subject to the arrangement plan;

c) The third installment payable on December 31, 2009 shall be equal to 17% of the reduced claims subject to the arrangement plan;

d) The fourth installment payable on December 31, 2010 shall be equal to 17% of the reduced claims subject to the arrangement plan;

e) The fifth installment payable on December 31, 2011 shall be equal to 24.5% of the reduced claims subject to the arrangement plan; and

f) The sixth installment payable on December 31, 2012 shall be equal to 24.5% of the reduced claims subject to the arrangement plan.

4. The obligations under the arrangement plan will not be secured by any form of security interest.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see the Company's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on March 28, 2002, its Current Report on Form 6-K filed with the Commission on April 3, 2002, it Current Reports on Forms 6-K filed with the Commission on May 6, 2002, its Current Report on Form 6-K filed with the Commission on May 7, 2002, its Current Report on Form 6-K filed with the Commission on May 20, 2002, and its Current Report on Form 6-K filed with the Commission on May 24, 2002. The Company undertakes no obligation to publicly update or revise any forward-looking statements.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 28, 2002.

NETIA HOLDINGS S.A.

By: ____________________
Name: Kjell-Ove Blom
Title: acting President

By: ____________________
Name: Avraham Hochman
Title: VP Finance